230 Park Avenue 11th Floor New York, NY 10169-0079 (212) 818-9200 (212) 818-9606 (Fax)

E-Mail: dkinsey@ssbb.com Direct Dial: 212-404-8727	51 John F. Kennedy Parkway First Floor West Short Hills, NJ 07078-2713 (973)218-2509 (973) 218-2401 (Fax) www.ssbb.com

February 13, 2018

Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re:	Confidential Submission of Draft Registration Statement on Form S-l

Dear Ladies and Gentlemen:

On behalf of Y-mAbs Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”), pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff of the Securities and Exchange Commission (the “Commission”). The Registration Statement submitted herewith relates to the initial public offering of the Company’s common stock, $0.0001 par value per share.

The Company is an “emerging growth company” within the meaning of the JOBS Act.

We hereby confirm, on behalf of the Company, a formal filing of the Company’s Registration Statement will be made at a later date, which in no event will be later than fifteen (15) days before the Company commences its road show.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Y-mAbs Therapeutics, Inc.

Attention: Thomas Gad, Founder, Chairman and President

750 Third Avenue

9th Floor

New York, NY 10017

Telephone: (212) 847-9841

tgad@ymabs.com

with a copy to:

Satterlee Stephens LLP

Attention: Dwight A. Kinsey, Esq.

230 Park Avenue

New York, NY 10169

Telephone: (212) 818-9200

Facsimile: (212) 818-9607

dkinsey@ssbb.com

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (212) 404-8727 or Rina R. Patel of my office at (212) 404-8736.

Very truly yours,

/s/ Dwight A. Kinsey
Dwight A. Kinsey